03 DEC -2 AM 7:21

Grupo CONTINENTAL S.A.

82-4211

03037886

November 25, 2003.

U.S. Securities and Exchange Commission.
Office of International Corporate Finance
450 Fifth Street, NW
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.

SUPPL

PROCESSED
DEC 15 2003
THOMSON FINANCIAL

Dear Sirs:

Enclosed herewith we are sending a printed copy of the Notice of the Extraordinary ShareOwners' Meeting, which will be held on December 11, 2003.

The above mentioned information is being provided to maintain the exemption from registration under the Securities Exchange Act Of 1934 afforded by Rule 12g3-2(b) for Grupo Continental, S.A.(File number 82-4211).

Cordially,

Roberto Martínez Garza
Alternate Director

c.c. The Bank of New York.
101 Barclay Street
22nd. Floor - West
New York, N.Y. 10286
Mr. Edgar Piedra.
Assistant Treasurer

MAR'abr
80/GC

Avenida Hidalgo 2303 ○ C.P. 89140 Tampico, Tamaulipas, México
Apartado Postal 664 ○ C.P. 89000 Tampico, Tamaulipas, México
Teléfono: (833) 241-2500 ○ Fax: (833) 241-2577

Grupo CONTINENTAL S.A.

NOTICE OF SHAREOWNERS' MEETING

During the Board of Directors Meeting of Grupo Continental, S.A., held on October 23, 2003, it was agreed to summon the ShareOwners to an Extraordinary General Meeting to be held on December 11 at 12:00 P.M. at the Company's headquarters located at 2303 Hidalgo Ave., Tampico, Tamaulipas, under the following:

AGENDA

I. Appointment of Scrutineers, fulfillment of their functions and opening of the Meeting.

II. Proposal and approval to amend the Corporate By-laws.

III. Designation of Delegates to formalize and perform the resolutions adopted by the Meeting.

IV. Reading and approval of the Minutes of the ShareOwners' Meeting.

In order to be entitled to attend the Meeting, the ShareOwners must obtain their admission cards. The shareholders may be represented in the Meeting by designated proxy granted in the forms prepared by the society in accordance with the Article 14 of Exchange Securities Law, available in the Secretary of the Society and in the S.D. Indeval, S.A. de C.V. offices. The Admission Cards must be obtained and the Proxies delivered previous fulfilled the requirements, at least 72 hours prior to the time the meetings will be held, at the office of the Secretary of the Board, located at 2303 Hidalgo Ave., Zip Code 89140, Tampico, Tamaulipas.

Admission cards will be issued upon exhibition of deposit certificate of the Company shares at any Institution for Deposit of Securities, at the Company's Secretary or at any Credit Institution. The aforementioned certificates of deposit must be accompanied by the list of shareowners referred to in the deposit voucher, specifying the name and number of shares each one owns.

Tampico, Tamaulipas, November 25, 2003.

By the Board of Directors

Marcos Aguilar Romo
Secretary

Grupo CONTINENTAL S.A.

CONVOCATORIA

En la Junta de Consejo de Administración de Grupo Continental, S.A. celebrada el día 23 de octubre de 2003, se acordó convocar a los señores accionistas a una Asamblea General Extraordinaria que tendrá verificativo a las 12:00 horas del día 11 de diciembre de 2003, en las oficinas de la Sociedad ubicadas en Avenida Hidalgo N°. 2303 de esta ciudad, bajo el siguiente:

ORDEN DEL DIA

I. Nombramiento de Escrutadores, cumplimiento de sus funciones y declaratoria de instalación de la Asamblea.

II. Propuesta y aprobación de modificaciones a los Estatutos Sociales y adecuarlos a las Disposiciones de Carácter General aplicables a las emisoras de valores y a otros participantes del Mercado de Valores, expedidas por la Comisión Nacional Bancaria y de Valores.

III. Designación de Delegados para formalizar y dar cumplimiento a las resoluciones adoptadas por la Asamblea.

IV. Lectura y aprobación del Acta de Asamblea.

Para tener derecho de asistir a la Asamblea, los señores accionistas deberán obtener sus Tarjetas de Admisión. Los accionistas podrán ser representados en la Asamblea por apoderados designados mediante Carta Poder otorgada de acuerdo a los formularios elaborados por la sociedad a que se refiere el Artículo 14 Bis 3 de la Ley del Mercado de Valores y que al efecto se encuentran a su disposición en la Secretaría de la Sociedad y en el S.D. Indeval, S.A. de C.V. Las Tarjetas de Admisión deberán ser tramitadas y las Cartas Poder entregadas debidamente requisitadas, cuando menos con 72 horas de anticipación a la celebración de la Asamblea, en la Secretaría de la Sociedad, domiciliada en Av. Hidalgo No. 2303, Código Postal 89140, en Tampico, Tamaulipas.

Las Tarjetas de Admisión se expedirán contra la exhibición de las constancias de depósito de las acciones de la Sociedad en cualquier Institución para el Depósito de Valores, en la Secretaría de la Sociedad o en cualquier Institución de Crédito. Las constancias de depósito mencionadas deberán estar complementadas con la lista de los titulares de las acciones a que se refieren dichas constancias, especificando el nombre y el número de las acciones de que cada uno de ellos sea propietario.

Tampico, Tamaulipas, a 25 de noviembre de 2003.

Por el Consejo de Administración

Marcos Aguilar Romo
Secretario